OMB APPROVAL
OMB Number: 3235-0058
Expires: April 30, 2009
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER
001-08303

CUSIP NUMBER
406364406

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
The Hallwood Group Incorporated

Full Name of Registrant

Former Name if Applicable

3710 Rawlins, Suite 1500

Address of Principal Executive Office (Street and Number)
Dallas, Texas 75219

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Hallwood Group Incorporated (the “Registrant”) was unable to file the Form 10-K for the calendar year ended December 31, 2006 within the prescribed time period because at March 31, 2007 it had not completed its assessment of the value of its investment in Hallwood Energy, L.P., a 25% owned affiliate of the Registrant.

This assessment would be facilitated by receiving a report of an independent petroleum engineering firm on Hallwood Energy’s proved reserves. This report is in progress and Hallwood Energy believes that it may be completed by April 16, 2007.

In addition, the assessment is affected by the current status of Hallwood Energy’s loan facility under which $40,000,000 has been advanced. At March 31, 2007, Hallwood Energy was in default of certain covenants under the loan facility and is negotiating an amendment to or replacement of the loan facility, which Hallwood Energy believes may be completed by April 16, 2007. As interim funding until an amendment or replacement of the loan facility is obtained, the Registrant advanced $5,000,000 to Hallwood Energy under a demand note bearing interest at 6% above prime rate.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Melvin J. Melle	(214)	528-5588
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Depending upon the results of the report from the independent petroleum engineering firm and the negotiations regarding the loan facility, the Registrant can complete its assessment of the value of its investment in Hallwood Energy to determine if an impairment in its carrying value is required.

(Title of Registrant)
The Hallwood Group Incorporated
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 2, 2007	By	/s/ Melvin J. Melle

Melvin J. Melle
Vice President